

May 28, 2014

Via E-mail
Mr. John H. Lewis
Founder and Managing Partner
Osmium Partners, LLC
300 Drakes Landing Rd #172
Greenbrae, CA 94904

> **Re:** **Spark Networks, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed by Osmium Partners, LLC et al.**
> **Filed May 20, 2014**
> **File No. 001-32750**

Dear Mr. Lewis:

We have reviewed your letter dated May 27, 2014 and have the following comments.

<u>Why Change Is Needed, page 16</u>

1. We note your response to prior comment 1. In future filings, please specify the meaning that you ascribe to the term "capital at risk," to the extent that you use the term again. Please also disclose as requested the amount of company common stock beneficially owned by each Osmium Nominee, directly or indirectly, or direct us to where you have disclosed the information contained in the table on page 2 of your response letter. See Item 5(b)(1)(iv) of Schedule 14A.

<u>Core Asset Jewish Networks Has Been Neglected…, page 38</u>

2. We note your response to prior comment 2. We understand that the company has launched upgrades and new features on JDate, and made a number of other investments in the brand, including the launch of a mobile app, forming a partnership with Live Talks Los Angeles, sponsoring numerous events such as Schmooz-A-Palooza, and creating an iBook Haggadah for Passover. Please address these matters in your response, or confirm that you will clarify statements on this subject in future filings.

<u>Highly Concerning Issues, page 54</u>

3. We note your response to prior comment 3 and reissue the comment in part. Please confirm that in future filings you will not state that a change in control will cause options

with respect to 925,000 shares to vest immediately in certain circumstances as a result of the recent amendment. According to the company's most recent disclosure and your own response, options held by Mr. Liberman are already vested with respect to all but 279,780 of the underlying shares.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Murray A. Indick, Esq.
        Crowell & Moring LLP